Exhibit 99.3

EXTRACT OF THE RESOLUTION PASSED BY THE SHAREHOLDERS OF INFOSYS LIMITED THROUGH POSTAL BALLOT CONCLUDED ON NOVEMBER 4, 2025

Item no. 1: Approval for the Buyback of Equity Shares of the Company

RESOLVED THAT in accordance with Article 14 of the Articles of Association of the Company and the provisions of Sections 68, 69 and 70 and all other applicable provisions, if any, of the Companies Act, 2013, as amended (the “Act”), the Companies (Share Capital and Debentures) Rules, 2014, as amended (“Share Capital Rules”), the Companies (Management and Administration) Rules, 2014, as amended (“Management Rules”) and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“LODR Regulations”), including any amendments, statutory modifications or re-enactments thereof, for the time being in force and in compliance with the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”), subject to such other approvals, permissions and sanctions, as may be necessary, and subject to any modifications and conditions, if any, as may be prescribed by the appropriate authorities while granting such approvals, permissions, sanctions and exemptions, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the “Board”, which expression includes any committee duly constituted by the Board to exercise its powers, and/or the powers conferred by this resolution), and subject to such conditions and modifications as may be prescribed or imposed by such government, regulatory, statutory or appropriate authorities, the consent of the Members is hereby accorded for the buyback by the Company of its fully paid-up equity shares of face value of ₹ 5 (Rupee Five) each (“Equity Shares”), from the shareholders of the Company, as on the record date, to be determined by the Board / Buyback Committee (“Record Date”), on a proportionate basis, at a price of ₹1,800/- (Rupees One Thousand Eight Hundred only) per Equity Share (“Buyback Price”) and for an amount of ₹18,000 crore (Rupees Eighteen Thousand Crore only) (“Buyback Offer Size”), representing 24.31% and 21.68% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited interim condensed financial statements of the Company as at June 30, 2025 on a standalone basis and consolidated basis respectively (“Buyback”). The Buyback Offer Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries’ fees, public announcement, publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and services tax, stamp duty etc. and other incidental and related expenses (“Transaction Costs”). The Buyback period shall commence from the date of declaration of results of the postal ballot for special resolution until the last date on which the payment of consideration for the Equity Shares bought back by the Company is made (“Buyback Period”), in accordance with, and consonance, with the provisions contained in the Buyback Regulations, the Act, Share Capital Rules, the Management Rules and the LODR Regulations.

RESOLVED FURTHER THAT the Board / Buyback Committee may, till 1 (one) working day prior to the Record Date, increase the Buyback Price and decrease the number of Equity Shares proposed to be bought back under the Buyback, such that there is no change in the Buyback Offer Size, in terms of Regulation 5(via) of the SEBI Buyback Regulations.

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

RESOLVED FURTHER THAT all equity shareholders of the Company as on Record Date will be eligible to participate in the Buyback, including holders of American Depositary Shares (“ADSs”) of the Company who cancel any of their ADSs and withdraw the underlying Equity Shares prior to the Record Date such that they become equity shareholders of the Company as on the Record Date. Such ADS holders will be able to re-deposit against the creation of ADSs any of such Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback, subject to applicable law.

RESOLVED FURTHER THAT the Company, to the extent legally permissible, implement the Buyback using the “Mechanism for acquisition of shares through Stock Exchange pursuant to tender offers under Buyback pursuant to Tender-Offers under Takeovers, Buyback and Delisting’’ notified by Securities and Exchange Board of India (“SEBI”) vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with SEBI circular CFD/DCR2/P/2016/131 dated December 9, 2016, SEBI circular SEBI/HO/CFD/DCR-III/CIR/P/615 dated August 13, 2021 and SEBI circular SEBI/HO/CFD/PoD-2/P/CIR/2023/35 dated March 8, 2023, and such other circulars or notifications, as may be applicable, including any amendments thereof as amended (“SEBI Circulars”), and the Company shall approach BSE and/or the NSE for facilitating the same and subject to decision of the Board/Buyback Committee, one of BSE and NSE shall act as the designated stock exchange.

RESOLVED FURTHER THAT the Company shall implement the Buyback out of its free reserves and securities premium account of the Company or such other source as may be permitted by the Buyback Regulations or the Act, and the Buyback shall be undertaken through the tender offer route through the Indian stock exchanges, on such terms and conditions as the Board may deem fit.

RESOLVED FURTHER THAT it is hereby recorded that with the Buyback Offer Price and the Buyback Offer Size as approved above, the resultant Buyback Equity Shares shall be 10,00,00,000 (Ten crore) fully paid-up shares representing 2.41% of the fully paid-up share capital on a standalone basis.

RESOLVED FURTHER THAT the amount required by the Company for the Buyback is intended to be met out of the Company’s current surplus and/or cash balances and/or cash available from internal accruals and on such terms and conditions as the Board may decide from time to time at its absolute discretion.

RESOLVED FURTHER THAT the Company may buyback its Equity Shares from all the existing shareholders holding Equity Shares of the Company on a proportionate basis, provided that 15% of the number of Equity Shares which the Company proposes to Buyback or number of Equity Shares entitled as per the shareholding of small shareholders as defined under the Buyback Regulations (“Small Shareholders”), shall be reserved for the Small Shareholders, as prescribed under Regulation 6 of the Buyback Regulations and in case the shares tendered are less than the reservation the same shall be adjusted in the general category, in accordance with Buyback Regulations.

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

RESOLVED FURTHER THAT the Buyback of Equity Shares from non-resident members of the Company, including Foreign Corporate Bodies (including erstwhile Overseas Corporate Bodies), Foreign Institutional Investors (FIIs)/Foreign Portfolio Investors, members of foreign nationality, and ADS holders with underlying Equity Shares consequent to the withdrawal of such Equity Shares, if any, etc., shall be subject to the Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, Income Tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, and shall be subject to such approvals if, and to the extent necessary or required from the concerned authorities including approvals from the Reserve Bank of India (“RBI”) under the Foreign Exchange Management Act, 1999 and the rules, regulations framed thereunder, if any, and such approvals shall be required to be taken by such non-resident shareholders.

RESOLVED FURTHER THAT the Buyback would be subject to the requirement of maintaining the minimum public shareholding, as specified in Regulation 38 of the LODR Regulations.

RESOLVED FURTHER THAT in terms of Regulation 9 of the Buyback Regulations, the Company shall open an escrow account, which may include, cash including bank deposits deposited with any scheduled commercial bank or bank guarantee created in favour of the manager to the Buyback in accordance with the Buyback Regulations.

RESOLVED FURTHER THAT in the event of non-fulfilment of the obligations under the Buyback Regulations by the Company, the monies deposited in the Escrow Account may be forfeited as per the terms of Regulation 9 of the Buyback Regulations, and the amount forfeited shall be deposited in the Investor Protection and Education Fund of the Securities and Exchange Board of India.

RESOLVED FURTHER THAT nothing contained hereinabove shall confer any right on the part of any member to offer, or any obligation on the part of the Company or the Board or the Buyback Committee to buyback any shares and/or impair any power of the Company or the Board or the Buyback Committee to terminate any process in relation to such Buyback if so permissible by law.

RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things as it may, in its absolute discretion deem necessary, expedient or proper, for the implementation of the Buyback, including but not limited to appointment of merchant bankers, brokers, lawyers, depository participants, escrow agents, bankers, advisors, registrars, scrutinizers, consultants, representatives, intermediaries, agencies, printers, advertisement agency, as may be required, for the implementation of the Buyback; carrying out incidental documentation as also to make applications to the appropriate authorities for requisite approvals and to initiate all necessary actions for preparation and issue of various documents, opening of accounts including issuing public announcement, extinguishment of share certificates and ‘Certificate of Extinguishment’ required to be filed in connection with the Buyback on behalf of the Board and such other undertakings, agreements, papers, documents and correspondence as may be necessary for the implementation of the Buyback to the SEBI, RBI, Government of India, U.S. Securities and Exchange Commission (“SEC”), BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”) (BSE and NSE collectively referred to as “Indian Stock Exchanges”), New York Stock Exchange (“NYSE”), Registrar of Companies, Depositories and/or other authorities.

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board shall have the power and authority to accept and make any alteration(s), modification(s) to the terms and conditions, delegate all or any of the authorities conferred upon it to any officer(s) and/or representatives of the Company, in order to give effect to the aforesaid resolutions and to revoke and substitute such delegation / sub-delegation of authority from time to time as well as to give such directions as may be necessary or desirable, to settle any questions, difficulties or doubts that may arise and generally, to do all acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper in relation to or in connection with or for matters consequential to the Buyback without seeking any further consent or approval of the members or otherwise to the end and intent that the Board shall be deemed to have given its approval thereto expressly by the authority of this resolution.

//Certified true copy//

For Infosys Limited

A.G.S. Manikantha

Company Secretary

Membership No: A21918

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

Explanatory statement pursuant to Sections 102(1) and 110 of the Companies Act, 2013

Item No. 1 – Approval for the Buyback of Equity Shares of the Company

The Board, at its meeting held on April 18, 2024, reviewed and approved the capital allocation policy of the Company (“Capital Allocation Policy”) after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

Effective from Financial year 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends, subject to applicable laws and requisite approvals, if any. The policy for the distribution of dividend also forms an integral part of the Capital Allocation Policy. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Dividend and buyback include applicable taxes.

In line with the above Capital Allocation Policy and with an objective of enhancing member returns, the Board, at its meeting held on September 11, 2025, approved the proposal for recommending the Buyback for an aggregate amount of ₹ 18,000 crore (Rupees Eighteen Thousand Crore only) as contained in the resolution in this Postal Ballot Notice. Given the Company’s class of securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended, and the shareholding of U.S. residents by way of ADSs and Equity Shares, it was necessary for the Company to seek and obtain exemptive relief from the U.S. Securities and Exchange Commission (“SEC”) on certain aspects of the tender offer procedures, due to conflicting regulatory requirements between Indian and U.S. laws for tender offer buybacks, and the same has been obtained.

Since the Buyback is more than 10% of the total paid-up equity capital and free reserves of the Company, in terms of Section 68(2)(b) of the Act, it is necessary to obtain the consent of the members of the Company, to the Buyback, by way of a special resolution through general meeting or through postal ballot. Further, as per Section 110 of the Act read with Rule 22(16)(g) of the Companies (Management and Administration) Rules, 2014, the consent of the shareholders of the Company to the Buyback is required to be obtained by means of postal ballot. Accordingly, the Company is seeking your consent for the Buyback as contained in the special resolution. Requisite details relating to the Buyback are given below.

1.	Necessity for the Buyback

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash needs in the medium term and the need for returning surplus funds to the members in an effective and efficient manner. The financial parameters / internal factors that shall be considered include, but are not limited to:

1.	Expected cash requirements of the Company towards working capital, capital expenditure in technology and infrastructure etc.;

2.	Investments required towards execution of the Company’s strategy;

3.	Funds required for any acquisitions that the Board may approve;

4.	Minimum cash required for contingencies or unforeseen events;

5.	Any other significant developments that require cash investments

The expected cash generation and strong balance sheet position of the Company allows it to reward its members, while retaining sufficient capital for business requirements. Since 2017, the Company has undertaken multiple buybacks, which, along with regular and special dividends has enabled the Company to distribute the surplus cash to shareholders in a predictable and efficient manner.

As of June 30, 2025, the Company had consolidated cash and investments (comprising of cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares and others) of ₹ 45,204 crore.

The Buyback is being undertaken for the following reasons:

(a)	The Buyback will help the Company to return surplus cash to its members, in line with the stated Capital Allocation Policy;

(b)

The Buyback is expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base in the long term, thereby leading to long term increase in members’ value;

(c)

The Buyback gives an option to all the members of the Company as on the Record Date, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment; and

(d)

The Buyback, which is being implemented through the Tender Offer route would involve allocating to the Small Shareholders the higher of: (a) the number of shares entitled as per their shareholding; or (b) 15% of the number of shares to be bought back, as per Regulation 6 of the Buyback Regulations. The Company believes that this reservation for small shareholders would benefit a large number of the Company’s public shareholders, who would be classified as “Small Shareholders”.

As per the stated Capital Allocation Policy, “Effective from financial year 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends, subject to applicable laws and requisite approvals, if any”. Under this policy, the Company expects to progressively increase its annual Dividend Per Share (excluding special dividend if any). In line with the above Capital Allocation Policy, the Buyback is expected to create long term value for the shareholders with a reduction in the equity base.

2.	Maximum amount required under the Buyback and its percentage of the total paid up capital and free reserves

The amount of funds required for the Buyback will aggregate to ₹ 18,000 crore (Rupees Eighteen Thousand Crore only), being 24.31% and 21.68% of the aggregate of the total paid-up share capital and free reserves of the Company on a standalone and consolidated basis, respectively, which is less than 25% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited interim condensed financial statements of the Company as at June 30, 2025 on a standalone basis and consolidated basis.

The Buyback Offer Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries’ fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and services tax, stamp duty etc. and other incidental and related expenses.

The funds for the implementation of the proposed Buyback will be sourced out of the free reserves and securities premium account of the Company or such other source as may be permitted by the Buyback Regulations or the Act. Borrowed funds from banks and financial institutions, if any, will not be used for the Buyback.

3.	Price at which the Equity Shares are proposed to be bought back and the basis of arriving at such price

The Equity Shares of the Company are proposed to be bought back at a price of ₹ 1,800/- (Rupees One Thousand Eight Hundred only) per Equity Share (“Buyback Price”). The Buyback Price has been arrived at after considering various factors including, but not limited to, the trends in the volume weighted average market prices of the Equity Shares on BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”) (collectively referred to as “Indian Stock Exchanges”) where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of the Buyback on the earnings per Equity Share. Further, in accordance with Regulation 5(via) of the Buyback Regulations, the Board/Buyback Committee may increase the Buyback Price and decrease the number of Equity Shares proposed to be bought back provided that there is no change in the Buyback Offer Size, till one working day prior to the Record Date fixed for the purpose of Buyback.

In line with the recent market practice in relation to buybacks, the Buyback Price represents:

(i)

Premium of 15.60% and 16.99% to the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months period ending September 8, 2025, being the date of the intimation to the stock exchanges regarding the proposal of buyback being considered at Board Meeting.

(ii)

Premium of 20.78% and 20.67% to the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks period ending September 8, 2025, being the date of the intimation to the stock exchanges regarding the proposal of buyback being considered at Board Meeting.

(iii)

Premium of 25.64% and 25.62% over the closing price of the Equity Shares on BSE as well as NSE, respectively, as on September 8, 2025, being the date of intimation to the stock exchanges regarding the proposal of buyback being considered at Board Meeting.

4.	Maximum number of Equity Shares that the Company proposes to buyback

The indicative number of Equity Shares at the Buyback Price and the Buyback Offer Size bought back would be 10,00,00,000 (Ten crore) Equity Shares, comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on a standalone basis).

The Board / Buyback Committee may, till 1 (one) working day prior to the Record Date, increase the Buyback Price and decrease the number of Equity Shares proposed to be bought back under the Buyback, such that there is no change in the Buyback Offer Size, in terms of Regulation 5(via) of the SEBI Buyback Regulations.

5.	Method to be adopted for Buyback as referred to in Regulation 4(iv)(a) of the Buyback Regulations

The Buyback shall be on a proportionate basis (subject to the reservation for small shareholders (defined hereinafter) in accordance with the Buyback Regulations) through the “Tender Offer” route, as prescribed under the Buyback Regulations, to the extent permissible, and the “Mechanism for acquisition of shares through Stock Exchanges pursuant to Tender-Offers under Takeovers, Buyback and Delisting” as prescribed under the SEBI Circulars. The Buyback will be implemented in accordance with the Act read with the rules framed thereunder, the Buyback Regulations and on such terms and conditions as may be deemed fit by the Company.

As required under the Buyback Regulations, the Company will announce a record date for the Buyback (the “Record Date”) for determining the names of the shareholders holding Equity Shares of the Company who will be eligible to participate in the Buyback. The Record Date is expected to be on or around November 14, 2025. Consequent to approval of the Buyback, shareholders of the Company holding the Equity Shares as of the Record Date (“Eligible Shareholders”) will receive a letter of offer (the “Letter of Offer”) along with a tender/offer form indicating their entitlement.

The Equity Shares to be bought back is divided in two categories:

a.	Reserved category for small shareholders; and

b.	General category for all other shareholders.

As defined in Regulation 2(i)(n) of the Buyback Regulations, a “small shareholder” is a shareholder who holds equity shares whose market value, on the basis of closing price of shares on the recognised stock exchange having the highest trading volume, as on Record Date is not more than ₹ 2,00,000 (Rupees Two Lakhs only) (“Small Shareholders”).

In accordance with proviso to Regulation 6 of the Buyback Regulations, 15% of the number of Equity Shares which the Company proposes to buyback or such number of Equity Shares entitled as per the shareholding of Small Shareholders as on the Record Date, whichever is higher, shall be reserved for the Small Shareholders as part of this Buyback.

Based on the holding on the Record Date, the Company will determine the entitlement of each Eligible Shareholder to tender their shares in the Buyback. This entitlement for each Eligible Shareholder will be calculated based on the number of Equity Shares held by the respective shareholder as on the Record Date and the ratio of the Buyback applicable in the category to which such shareholder belongs (“Buyback Entitlement”). The Company believes that this reservation for small shareholders would benefit a large number of the Company’s public shareholders, who would be classified as “Small Shareholders”. Given that the promoters and members of the promoter group of the Company have expressed their intention not to participate in the Buyback, the Equity Shares held by members of the promoter/ promoter group shall not be considered for computing the entitlement ratio, in accordance with the proviso to Regulation 4(iv)(a) of the SEBI Buyback Regulations, and to that extent, the Eligible Shareholders will have a higher Buyback Entitlement ratio.

In accordance with Regulation 9(ix) of the Buyback Regulations, to ensure that the same shareholders with multiple demat accounts/ folios do not receive a higher entitlement under the Small Shareholder category, the Company will club together the Equity Shares held by such shareholders with a common PAN for determining the category (Small Shareholder or General) and entitlement under the Buyback. In case of joint shareholding, the Company will club together the Equity Shares held in cases where the sequence of the PANs of the joint shareholders is identical. In case of physical shareholders, where the sequence of PANs is identical, the Company will club together the Equity Shares held in such cases. Similarly, in case of physical shareholders where PAN is not available, the Company will check the sequence of names of the joint holders and club together the Equity Shares held in such cases where the sequence of name of joint shareholders is identical. The shareholding of institutional investors like mutual funds, pension funds/trusts, insurance companies etc., with common PAN will not be clubbed together for determining the category and will be considered separately, where these equity shares are held for different schemes and have a different demat account nomenclature based on information prepared by the Registrar and Transfer Agent as per the shareholders records received from the Depositories.

Shareholders’ participation in Buyback will be voluntary. Eligible Shareholder(s) holding Equity Shares of the Company can choose to participate and get cash in lieu of shares to be accepted under the Buyback or they may choose not to participate. Eligible Shareholder(s) holding Equity Shares of the Company may accept a portion or all of their entitlement. Eligible Shareholder(s) holding equity shares of the Company also have the option of tendering additional shares (over and above their entitlement) and participate in the shortfall created due to non-participation of some other shareholders, if any.

The maximum number of Equity Shares that may be tendered under the Buyback by any Eligible Shareholder cannot exceed the number of Equity Shares held by the shareholder as on the Record Date.

The Equity Shares tendered as per the entitlement by Eligible Shareholder(s) holding equity shares of the Company as well as additional shares tendered, if any, will be accepted as per the procedure laid down in Buyback Regulations. The settlement of the tendered Equity Shares under the Buyback will be done using the “Mechanism for acquisition of shares through Stock Exchange pursuant to tender offers under Buyback pursuant to Tender-Offers under Takeovers, Buyback and Delisting” notified pursuant to SEBI Circulars.

The Buyback of Equity Shares from non-resident members of the Company, including Foreign Corporate Bodies (including erstwhile Overseas Corporate Bodies), Foreign Institutional Investors (FIIs)/Foreign Portfolio Investors, members of foreign nationality, and ADS holders with underlying Equity Shares consequent to the withdrawal of such Equity Shares, if any, etc., shall be subject to the Foreign Exchange Management Act, 1999 (“FEMA”) and rules and regulations framed thereunder, if any, Income Tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, and shall be subject to such approvals if, and to the extent necessary or required from the concerned authorities including approvals from the Reserve Bank of India (“RBI”) under FEMA and the rules, regulations framed thereunder, if any, and such approvals shall be required to be taken by such non-resident shareholders.

All of the equity shareholders of the Company as on Record Date will be eligible to participate in the Buyback. Holders of American Depositary Shares (“ADSs”) of the Company will not be eligible to tender ADSs in the Buyback. In order for such ADS holders to participate in the Buyback, they must cancel all or the desired portion of their ADSs and withdraw the underlying Equity Shares prior to the Record Date such that they become equity shareholders of the Company as on the Record Date. Such ADS holders will be able to re-deposit against the creation of ADSs any of such Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback.

Detailed instructions for participation in the Buyback (tender of Equity Shares in the Buyback) as well as the relevant timetable will be included in the Letter of Offer which will be sent in due course to the Eligible Shareholders.

SPECIAL NOTE FOR ADS HOLDERS – ACTION REQUIRED TO PARTICIPATE IN THE BUYBACK:

ADS holders will not be eligible to tender ADSs in the Buyback. However, consistent with disclosures previously made in the Company’s Form 20-F ADS holders can participate in the Buyback if such ADS holders cancel their respective ADSs and withdraw the underlying Equity Shares to become equity shareholders of the Company as on the Record Date. Therefore, to participate in the Buyback, ADS holders need to submit their desired number of ADSs to Deutsche Bank Trust Company Americas, as ADR depositary (the “Depositary”) for cancellation sufficiently prior to the Record Date and withdraw the underlying Equity Shares such that they are holding Equity Shares as of the Record Date. In order to hold Equity Shares, holders of ADSs will need to establish a depository account in India prior to the Record Date to receive the Equity Shares underlying the ADSs that are withdrawn from the ADS facility. See Section 12 below entitled “Additional Information for Holders of Company’s American Depositary Shares” for additional details concerning participation in the Buyback by ADS holders, including the process by which ADS holders can re-deposit into the depositary facility any Equity Shares that are withdrawn and not tendered in the Buyback or, if tendered, are not accepted in the Buyback.

6.	Time limit for completing the Buyback

The Buyback, subject to the regulatory consents and approvals, if any, is proposed to be completed within one year from the date of passing of special resolution by the Members as mentioned in the Postal Ballot Notice.

7.	Compliance with Section 68(2)(c) of the Companies Act, 2013 and Regulation 4(i) of the Buyback Regulations

The aggregate paid-up share capital and free reserves as at June 30, 2025 is ₹ 74,042 crore and ₹ 83,011 crore as per audited interim condensed standalone and consolidated financial statements, respectively, (i.e., the latest audited interim condensed financial statements available as on the date of the Board Meeting recommending the proposal of the Buyback, held on September 11, 2025). Under the provisions of the Act and the Buyback Regulations, the funds deployed for the Buyback cannot exceed 25% of the aggregate of fully paid-up share capital and free reserves of the Company as per audited interim condensed standalone and consolidated financial statements of the Company as on June 30, 2025, whichever is lower, i.e., ₹ 18,510 crore.

As per the latest audited interim condensed Balance Sheet of the Company as at June 30, 2025, the total paid-up equity capital and free reserves are as follows:

Particulars	Amount ( ₹ in crore) Standalone	Amount ( ₹ in crore) Consolidated
Total paid-up equity capital (A)	2,077	2,074
Free Reserves (B)	71,965	80,937
Total paid-up equity capital and free reserves (A) + (B)	74,042	83,011
Maximum amount permissible for buyback under Section 68 of the Companies Act, 2013, and Regulation 4(i) of Buyback Regulations i.e., lower of 25% of the total paid up capital and free reserves of standalone and consolidated financial statements	18,510

Based on the above, the Buyback Offer Size, i.e., ₹ 18,000 crore (Rupees Eighteen Thousand Crore only), is less than 25% of the total paid-up capital and free reserves of the Company, based on both standalone and consolidated financial statements of the Company.

Further, in terms of the Companies Act and Buyback Regulations, the number of Equity Shares that can be bought back in any financial year cannot exceed 25% (twenty-five percent) of the total Equity Shares in the total paid-up equity capital of the Company in that financial year.

The number of Equity Shares proposed to be purchased under the Buyback i.e., 10,00,00,000 Equity Shares, does not exceed 25% (twenty-five percent) of the total number of Equity Shares in the existing total paid-up equity share capital of the Company and the total paid-up equity capital of the Company as of June 30, 2025.

8.

The aggregate shareholding of the Promoters and Promoter Group, the Directors of the Promoter where Promoter is a Company and of directors and key managerial personnel of the Company as on the date of this Postal Ballot Notice

a.	The aggregate shareholding of the Promoters and Promoter Group as on the date of this Postal Ballot Notice:

Sr. No.	Name	Number of Equity Shares Held	Shareholding Percentage (%)
A. Promoters
1.	Sudha Gopalakrishnan	9,53,57,000	2.30
2.	Rohan Murty	6,08,12,892	1.46
3.	Nandan M Nilekani	4,07,83,162	0.98
4.	Akshata Murty	3,89,57,096	0.94
5.	Asha Dinesh	3,85,79,304	0.93
6.	Sudha N Murty	3,45,50,626	0.83
7.	Rohini Nilekani	3,43,35,092	0.83
8.	Dinesh Krishnaswamy	3,24,79,590	0.78
9.	S Gopalakrishnan	3,18,53,808	0.77
10.	Shreyas Shibulal	1,99,29,860	0.48
11.	Narayana Murthy	1,51,45,638	0.36
12.	Meghana Gopalakrishnan	1,48,34,928	0.36
13.	Nihar Nilekani	1,26,77,752	0.31
14.	Shruti Shibulal	87,05,651	0.21
15.	Janhavi Nilekani	85,89,721	0.21
16.	Deeksha Dinesh	76,46,684	0.18
17.	Divya Dinesh	76,46,684	0.18
18.	S D Shibulal	52,08,673	0.13
19.	Kumari Shibulal	49,45,935	0.12

Total (A)		51,30,40,096	12.35

B. Promoter group
20.	Milan Shibulal Manchanda	61,06,302	0.15
21.	Nikita Shibulal Manchanda	61,06,302	0.15
22.	Gaurav Manchanda	57,73,233	0.14
23.	Bhairavi Madhusudhan Shibulal	54,27,875	0.13
24.	Tanush Nilekani Chandra	33,56,017	0.08
25.	Ekagrah Rohan Murty	15,00,000	0.04
26.	Shray Chandra	7,19,424	0.02

Total (B)		2,89,89,153	0.70

Total (A+B)		54,20,29,249	13.05

b.	The aggregate shareholding of the directors of the Promoters, as on the date of this Postal Ballot Notice, where the promoter is a Company: The Company does not have any corporate promoter.

c.	The aggregate shareholding of the directors and key managerial personnel of the Company as on the date of this Postal Ballot Notice:

Sr. No.	Name	Designation	Number of Equity Shares Held	Shareholding Percentage (%)
A. Directors
1.	Nandan M. Nilekani	Chairman and Non-Executive and Non-Independent Director (Promoter)	4,07,83,162	0.98
2.	Salil Parekh	Chief Executive Officer and Managing Director	13,79,460	0.03
3.	D. Sundaram	Lead Independent Director	Nil	Nil
4.	Michael Gibbs	Independent Director	Nil	Nil
5.	Bobby Parikh	Independent Director	7,747	0.00
6.	Chitra Nayak	Independent Director	Nil	Nil
7.	Govind Iyer	Independent Director	Nil	Nil
8.	Helene Auriol Potier	Independent Director	Nil	Nil
9.	Nitin Paranjpe	Independent Director	Nil	Nil

Total (A)			4,21,70,369	1.02

B. Key managerial personnel
1.	Jayesh Sanghrajka	Chief Financial Officer	1,01,179	0.00
2.	Inderpreet Sawhney	Chief Legal Officer and Chief Compliance Officer	Nil	Nil
3.	A.G.S. Manikantha	Company Secretary	17,829	0.00
4.	Shaji Mathew	Chief Human Resources Officer	2,65,114	0.01
Total (B)			3,84,122	0.01

Total (A+B)			4,25,54,491	1.02

d.	The aggregate American Depositary Receipts (“ADRs”) held by the Directors and Key Managerial Personnel of the Company as on the date of this Postal Ballot Notice:

Sr. No.	Name	Designation	Number of ADRs Held	Shareholding Percentage (%)
1.	Inderpreet Sawhney	Chief Legal Officer and Chief Compliance Officer	1,90,008	0.00

Total			1,90,008	0.00

Note: Each ADR represents one underlying equity share

e.	The aggregate Restricted Stock Units (“RSUs”) and Employee Stock Options (“Options”) held by the directors and key managerial personnel of the Company as on the date of this Postal Ballot Notice:

Sr. No.	Name	Designation	Type of stock incentive	Unvested	Vested but not exercised
A. Director
1.	Salil Parekh	Chief Executive Officer and Equity RSUs Managing Director		3,78,164	—

Total (A)				3,78,164	—

B. Key managerial personnel
2.	Jayesh Sanghrajka	Chief Financial Officer	Equity RSUs	94,039	—
			Equity Options	53,020	6,876
3.	Inderpreet Sawhney	Chief Legal Officer and	ADR RSUs	1,82,327	—
		Chief Compliance Officer	ADR Options	1,36,060	—
4.	A.G.S. Manikantha	Company Secretary	Equity RSUs	7,364	—
			Equity Options	6,100	—
5.	Shaji Mathew	Chief Human Resources	Equity RSUs	60,820	—
		Officer	Equity Options	42,190	—

Total (B)				581,920	6,876

Total (A+B)				960,084	6,876

9.

No Equity Shares of the Company have been purchased/sold by any Promoter / Promoter Group, directors and key managerial personnel of the Company during the period from the six months preceding the date of the Board Meeting at which the Buyback was proposed and from the date of the Board Meeting till the date of this Postal Ballot Notice, except for the following transactions:

Sr. No.	Name	Aggregate no. of Equity Shares purchased or sold	Nature of Transaction	Maximum price per Equity Share (₹)		Date of maximum price	Minimum price per Equity Share (₹)		Date of minimum price
A. Promoter and Promoter Group
1.	Shruti Shibulal	59,68,113	Purchase	1,657.00		March 11, 2025	1,574.00		March 12, 2025
2.	Gaurav Manchanda	(59,68,113)	Sale	1,657.00		March 11, 2025	1,574.00		March 12, 2025
B. Directors
		3,19,207	Exercise of RSUs	5.00		May 28, 2025	5.00		May 28, 2025
3.	Salil Parekh	(25,500)	Sale	1,511.70		May 6, 2025	1,509.00		May 6, 2025
		(99,795)	Sale#	1,510.10		May 7, 2025	1,506.20		May 7, 2025
4.	Bobby Parikh	860	Purchase	1,596.64	*	June 13, 2025	1,596.64	*	June 13, 2025
C. Key managerial personnel
5.	Jayesh Sanghrajka	16,478	Exercise of RSUs	5.00		September 10, 2025	5.00		September 10, 2025
		(4,203)	Sale#	1,485.70		April 25, 2025	1,483.10		April 25, 2025
6.	A.G.S. Manikantha	1,622	Exercise of RSUs	5.00		August 20, 2025	5.00		August 20, 2025
7.	Shaji Mathew	8,206	Exercise of RSUs	5.00		September 10, 2025	5.00		September 10, 2025

#	Represents sale in connection with exercise of RSUs
*	Represents average purchase price

No ADRs of the Company have been purchased / sold by directors and key managerial personnel of the Company during the six months preceding the date of the Board Meeting at which the Buyback was proposed and from the date of the Board Meeting till the date of this Postal Ballot Notice, except for the following transactions:

Sr. No.	Name	Aggregate no. of RSUs and Options purchased or sold	Nature of Transaction	Maximum price per ADR		Date of maximum price	Minimum price per ADR		Date of minimum price
1.	Inderpreet Sawhney	31,520	Exercise of ADR RSUs	₹	5.00	August 27, 2025	₹	5.00	August 27, 2025

		(7,950)	Sale#		$18.02	May 2, 2025		$17.87	May 2, 2025

#	Represents sale in connection with exercise of RSUs

Details of RSUs and Options exercised by directors and key managerial personnel of the Company during the six months preceding the date of the Board Meeting at which the Buyback was proposed and from the date of Board Meeting till the date of this

Postal Ballot Notice:

Sr. No.	Name	Aggregate no. of RSUs and Options exercised	Nature of Transaction	Maximum price per Equity Share/ADR ( ₹)	Date of maximum price	Minimum price per Equity Share/ADR ( ₹)	Date of minimum price
1.	Salil Parekh	3,19,207	Exercise of RSUs	5.00	May 28, 2025	5.00	May 28, 2025
2.	Jayesh Sanghrajka	16,478	Exercise of RSUs	5.00	September 10, 2025	5.00	September 10, 2025
3.	A.G.S. Manikantha	1,622	Exercise of RSUs	5.00	August 20, 2025	5.00	August 20, 2025
4.	Shaji Mathew	8,206	Exercise of RSUs	5.00	September 10, 2025	5.00	September 10, 2025
5.	Inderpreet Sawhney	31,520	Exercise of ADR RSUs	5.00	August 27, 2025	5.00	August 27, 2025

10.	Intention of the Promoters, Promoter Group and persons in control of the Company to tender their Equity Shares in the Buyback:

In terms of the Buyback Regulations, under the tender offer route, the Promoter and Promoter Group have the option to participate in the Buyback. In this regard, the Promoter and Promoter Group of the Company have expressed their intention of not participating in the Buyback vide their letters dated September 14, 2025, September 16, 2025, September 17, 2025, September 18, 2025 and September 19, 2025. Accordingly, the disclosures as required as per paragraphs (viii) to the Schedule I of the SEBI Buyback Regulations are not applicable.

11.

The Company confirms that it has not accepted any deposits either before or after applicability of Companies Act, 2013. Further, the Company confirms that there are no defaults subsisting in the redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any shareholder, or repayment of any term loans or interest payable thereon to any financial institution or banking companies.

12.	Additional Information for Holders of the Company’s American Depositary Shares

i.	Withdrawal of Equity Shares Underlying ADSs: Establishing an Indian Demat account (Subtype DR) and a Brokerage Account.

ADS holders will not be eligible to tender ADSs in the Buyback. In order for such holders to participate in the Buyback, they must become holders of Equity Shares as of the Record Date. They, therefore, need to (i) apply for and obtain a PAN from the Indian Income Tax Department to allow them to directly hold Equity Shares, (ii) establish an account with a bank, broker or other nominee in India sufficiently in advance of the Record Date to receive Equity Shares in electronic dematerialized form and set up a broker account in India to effect the transactions in the Equity Shares (an “Indian Demat account (Subtype DR) and a Brokerage Account”) prior to the Record Date, (iii) submit their desired number of ADSs to the Depositary for cancellation along with proper cancellation instructions in each case sufficiently in advance of the Record Date (which Record Date is expected to be on or around November 14, 2025, provided the Buyback is approved by the shareholders) and withdraw the underlying Equity Shares such that they are holding Equity Shares of the Company as of the Record Date, and (iv) tender into the Buyback any or all such withdrawn Equity Shares in accordance with the terms of the Buyback when the Tendering Period for the Buyback (“Tendering Period”) commences.

Each ADS holder who wishes to cancel their ADSs and receive the Equity Shares represented thereby will be responsible for setting up its own Indian Demat account (Subtype DR) and a Brokerage Account, including providing any necessary documentation and incurring any fees, charges and expenses in connection therewith. ADS holders may contact any BSE and NSE registered stock broker for this purpose.

ADS holders can apply for a PAN with the Indian Income Tax Department through an online Form 49A at https://www. onlineservices.nsdl.com/paam/endUserRegisterContact.html, and following the instructions set forth therein. The process for obtaining a PAN includes, among other things, physical mailing of documentation to and from the Income Tax Department. Accordingly, ADS holders who may wish to participate in the Buyback are encouraged to apply for a PAN as soon as possible.

The Company has been advised that the time for establishing an Indian Demat account (Subtype DR) and a Brokerage Account (including obtaining a PAN and completing necessary “know your customer” and other documentation) typically takes 21-35 calendar days but ultimately depends on various factors, including the time to complete the requisite documentation, verification of the documentation and governmental agency response time. The Company has been further advised that ADS holders who have established an Indian Demat account (Subtype DR) and a Brokerage Account, delivered their desired number of ADSs to the Depositary for cancellation and provided the Depositary with proper Equity Share delivery instructions would typically receive Equity Shares underlying their ADSs within 2 to 3 business days after their ADSs have been cancelled (but ADS holders are advised to allow additional time to ensure that such withdrawal and delivery is completed prior to the Record Date). Keeping in view the aforementioned timelines and that the Record Date is expected to be on or around November 14, 2025 (provided the Buyback is approved by the shareholders), ADS holders have approximately 49 calendar days from the date of this Postal Ballot Notice being publicly available to take such steps (including establishing an Indian Demat account (Subtype DR) and a Brokerage Account, obtaining a PAN from the Indian authorities and withdrawing Equity Shares underlying their ADSs) as may be required to hold Equity Shares as on the Record Date. Accordingly, ADS holders who may wish to participate in the Buyback are encouraged to commence the process to obtain a PAN and establish an Indian Demat account (Subtype DR) and a Brokerage Account as soon as possible.

A registered ADS holder (“Registered ADS Holder”) may surrender such ADSs to the Depositary for cancellation along with a written order directing the Depositary to cause the Equity Shares represented by the ADSs to be withdrawn and delivered to an Indian Demat account (Subtype DR) and a Brokerage Account designated by such Registered ADS Holder (such order being the “Withdrawal Order”). Persons holding their ADSs through a bank, broker or other nominee (“Street Name ADS Holders”) must request such bank, broker or other nominee to surrender the ADSs to be cancelled and provide the Depositary with the Withdrawal Order including an authorized broker ADS cancellation instruction letter in a form to be provided by the Depositary. ADS Holders also must provide their email address to the Indian depositories as part of their process of establishing an Indian Demat account (Subtype DR) and Brokerage Account so that following the Record Date such ADS Holders who are determined to be Eligible Shareholders can receive electronic distributions of tender offer materials. The Depositary has agreed to waive the ADS cancellation fee that would otherwise be payable in connection with the Buyback. However, if any Equity Shares not tendered or tendered but not accepted in the Buyback are redeposited more than 30 days after expiration of the Tendering Period, the ADS cancellation fee would be applicable. Registered ADS Holders should contact the Depositary (adr.db.com or +1 212 250 9100) directly to effect a cancellation of their ADSs; Street Name ADS Holders should contact their bank, broker or other nominee for information on how to effect a cancellation of their ADSs.

ADS holders who cancel any ADSs and withdraw the underlying Equity Shares, such that they become holders of Equity Shares as of the Record Date will then be allocated an entitlement that is dependent on the number of Equity Shares held as of the Record Date.

ADS holders are reminded that the Depositary will not assist ADS holders or other persons in establishing Indian Demat account (Subtype DR) and a Brokerage Accounts, applying for or obtaining a PAN or any other matter other than making delivery of the Equity Shares underlying cancelled ADSs to the account designated by the holder of the ADSs being cancelled. ADS holders who propose to open a new DR Subtype account should contact any local Indian bank/broker, and will need to ensure that they can complete the required steps in a timely manner to ensure shares are received prior to the Record Date in order to participate in the Buyback.

ii.	Re-Deposit of Withdrawn Equity Shares.

Equity Shares trade on the NSE and the BSE and cannot be traded on the NYSE. There is no guarantee that any ADS holder who submits ADSs for cancellation and withdrawal of the underlying Equity Shares will have any or all of such Equity Shares accepted in the Buyback. The Company had received an intimation from the SEBI in 2017 that the Depository Receipt Scheme, 2014 issued by the Government of India was presently in vogue. Since Depository Receipt Scheme, 2014 has not been amended with respect to conversion or reconversion of the depository receipts, the same advice holds true. In terms of the scheme, the conversion of ADSs into Equity Shares and vice versa is available to the Company. Accordingly, the re-deposit of the withdrawn Equity Shares against the creation of ADS will be in accordance with the provisions of the Depository Scheme, 2014 and the terms of the ADSs. If an ADS holder withdraws Equity Shares underlying his or her ADSs after the ADS postal ballot cut-off date and prior to the last date of the Tendering Period, such ADS holder will be able to re-deposit against the creation of ADSs any of such Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback, and receive in return ADSs representing such re-deposited Equity Shares if such ADS holder has such Equity Shares delivered to the Custodian for the Depositary (along with ADS issuance instructions) on or prior to 30 days after expiration of the Tendering Period. The Depositary has agreed to waive the ADS issuance fee that would otherwise be payable in connection with the issuance of ADSs representing such re-deposited Equity Shares during such 30-day period.

Withdrawn Equity Shares for which the aforementioned re-deposit does not occur and / or instruction is not given within such 30-day period, as well as Equity Shares withdrawn prior to the ADS postal ballot cut-off date or after the last day of the Tendering Period, may only be re-deposited against the creation of ADSs to the extent a specified maximum number of outstanding ADSs would not be exceeded. Accordingly, the Company cannot assure ADS holders that such Equity Shares will be able to be re-deposited against the creation of ADSs. In addition, in these circumstances, the ADS issuance fee would not be waived with respect to the issuance of ADSs representing such Equity Shares.

iii.	Buyback Price and Foreign Exchange Considerations.

The Buyback Price will be paid in Indian rupees. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Buyback Price and Buyback amount. ADS holders are urged to obtain current exchange rate information before making any decision with respect to the Buyback.

iv.	Tax and Regulatory Considerations.

The withdrawal of Equity Shares underlying ADSs, the re-deposit of Equity Shares not tendered or not accepted in the Buyback against the creation of ADSs, and the sale in the Buyback of Equity Shares withdrawn may have various tax implications in India, the United States, and other jurisdictions that differ from, and may be substantially more onerous than, those that would be applicable to sales of ADSs on the NYSE. Such tax implications could vary depending on several factors, including the period of holding the securities, the residential status of the holder, the classification of the holder, the nature of the income earned, etc.

a.	India

Withdrawal and Re-Deposit of Equity Shares by ADS Holders: While there are arguments in favour that withdrawal of Equity Shares underlying ADSs should not be subject to Indian capital gains tax, this view is not free from doubt as the law is not very clear on this aspect. In addition, because of the very limited precedent, whether the re-deposit of Equity Shares against the creation of ADSs is subject to Indian taxation is particularly unclear. The Company cannot assure ADS holders that tax will not be imposed or whether the bank, broker or other nominee in India with whom individual ADS holders establish an Indian Demat account (Subtype DR) and a Brokerage Account will withhold taxes in connection with the re-deposit of such Equity Shares. In light of the foregoing, ADS holders are advised to consult their legal, financial and tax advisors and the bank, broker or other nominee in India with whom they intend to establish an Indian Demat account (Subtype DR) and a Brokerage Account to understand the potential implications of a withdrawal and re-deposit of Equity Shares prior to their making a request to the Depositary to effect the withdrawal of the Equity Shares underlying their respective ADSs.

In addition to the foregoing Indian taxation considerations, ADS holders should consider potential taxation under the laws of their country of residency and other jurisdictions in which they may be subject to taxation arising out of the withdrawal and re-deposit of Equity Shares.

b.	United States

i.	Withdrawal and Re-Deposit of Equity Shares by ADS Holders.

For U.S. federal income tax purposes, ADS holders generally will be treated as the owners of Equity Shares underlying such ADSs. Accordingly, withdrawing Equity Shares underlying ADSs and re-depositing Equity Shares that are not tendered in the Buyback, or if tendered, re-depositing Equity Shares that are not accepted in the Buyback generally will not be subject to U.S. federal income tax. For further information on the U.S. federal income tax consequences relevant to U.S. holders (as defined therein) of ADSs and / or Equity Shares, please see the Company’s Form 20-F.

ii.	Tendering Equity Shares in the Buyback.

Important information on the tax treatment relevant to tendering Equity Shares in the Buyback will be set forth in a Form 6-K to be furnished by the Company with the SEC on or about the date of this Postal Ballot Notice, as well as in the Letter of Offer to be distributed with respect to the Buyback. ADS holders are advised to review such tax considerations set forth in the above-referenced Form 6-K prior to their making a request to the Depositary to effect the withdrawal of the Equity Shares underlying their respective ADSs.

Each ADS holder should consult their own tax advisor with respect to the federal, state and local tax consequences of withdrawing and re-depositing equity shares, as well as the tax consequences of participating in the buyback.

Please refer to https://www.infosys.com/investors/shareholder-services/buyback-2025.html for tax related information for participation in the Buyback.

v.	Further Information.

ADS holders are advised to consult their own legal, financial and tax advisors prior to surrendering their ADSs for cancellation, requesting that the Depositary effect withdrawal of Equity Shares, and / or participating in the Buyback, including, without limitation, advice related to any related regulatory approvals and other tax considerations, including those in India, U.S. and other relevant jurisdictions. ADS holders who require additional information on participation of ADS holders in the Buyback should contact the bank, broker or other nominee utilized in setting up their Indian Demat account (Subtype DR) and a Brokerage Account. ADS holders who require additional information on surrendering their ADSs for cancellation and withdrawal of the Equity Shares represented thereby should contact the entity with whom they hold their ADSs.

13. Additional Information Pursuant to U.S. Law

The Buyback for the outstanding Equity Shares of the Company described herein has not yet been approved by the Company’s shareholders and, accordingly, has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Company’s Buyback or otherwise. If the Buyback is approved by the Company’s shareholders, any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the Letter of Offer and other documents relating to the tender offer) which will be filed with the SEC by the Company. The Company’s security holders are advised to carefully read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at sharebuyback@infosys.com.

14. Note on Taxation

Members may note that the Income-tax Act, 1961, (“the IT Act”) as amended by the Finance (No. 2) Act, 2024, the entire consideration paid by company to its shareholders on Buyback of shares shall be considered as dividend. In this regard, a new clause (f) has been inserted in section 2(22) of the IT Act, which provides that “Dividend” includes any payment by a company on purchase of its own shares from a shareholder in accordance with the provisions of section 68 of the Companies Act, 2013. As per the amendment provisions, any consideration paid to shareholders on account of a buy-back of shares on or after October 01, 2024 shall be dividend income and is taxable in the hands of the shareholders.

Section 46A of the IT Act which provides for capital gains taxation in the hands of the shareholders upon buy-back of shares by the company is amended with effect from October 01, 2024 which states that in the case of buy-back of shares, the consideration received by the shareholder will be deemed to be Nil for the purpose of computing capital gains. Consequently, a capital loss will arise in the hands of the shareholder equivalent to the cost of acquisition of the shares bought back.

The Company shall be required to deduct tax at source (TDS) or withholding of taxes (WHT) at the time of making the payment of total buyback consideration to shareholders which will be treated as dividend under the IT Act. To enable us to determine the appropriate TDS/WHT rate as applicable, members are requested to submit relevant documents, as specified in the below paragraphs, in accordance with the provisions of the IT Act.

The residential status of the shareholders would be taken as per the information available with the depositories (NSDL/CDSL) or the Registrar and Share Transfer Agent (KFin Technologies Limited) as on Record Date for the Buyback 2025.

For resident shareholders, taxes shall be deducted at source under Section 194 of the IT Act as follows:

Members having valid Permanent Account Number (PAN)	10%* or as notified by the Government of India (GOI)
Members not having PAN / valid PAN	20% or as notified by the GOI

*

As per Section 139AA of the IT Act, every individual person who has been allotted a PAN and who is eligible to obtain Aadhaar, shall be required to link the PAN with Aadhaar. In case of failure to comply with this, the PAN allotted shall be deemed to be invalid / inoperative and he shall be liable to all consequences under the IT Act and tax shall be deducted at the higher rates as provided in section 206AA of the IT Act, 1961 i.e., 20% of tax deduction at source.

However, no tax shall be deducted on the amount of buyback consideration as dividend payable to resident individual shareholders if the total of all dividend and buyback proceeds as dividend to be received by them during financial year 2025-2026 does not exceed in aggregate ₹ 10,000. Further no tax shall be deducted in cases where individual shareholder provide Form 15G / Form 15H (Form 15G is applicable to resident individual shareholders and Form 15H is applicable to resident individual shareholders aged 60 years or more), subject to conditions specified in the IT Act. If during the financial year 2025-2026 above mentioned Forms become invalid then tax would be deducted on total payments made during the financial year 2025-2026 from the buyback consideration. PAN is mandatory for members providing Form 15G / 15H or any other document as mentioned above. Resident shareholders may also submit any other document under any provisions of the IT Act to claim a lower / nil withholding of tax. Shareholders may also provide a Lower Tax Deduction Certificate (LTDC) certificate issued by the Income Tax Department under Section 197 or any other section of the IT Act, which authorizes company to deduct TDS at a lower rate instead of the standard prescribed rate under the IT Act.

For non-resident shareholders, taxes are required to be withheld (WHT) in accordance with the provisions of Section 195 or 196D or any other applicable sections of the IT Act, at the rates in force on the buyback consideration as dividend. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by the GOI on the amount of buyback consideration payable as dividend. Shareholders may also provide a Lower Tax Deduction Certificate (LTDC) certificate issued by the Income Tax Department under Section 195 or any other section of the IT Act, which authorizes company to deduct TDS at a lower rate instead of the standard prescribed rate under the IT Act. However, as per Section 90 of the IT Act, non-resident shareholders can avail the provisions of the certain Double Tax Avoidance Agreement (DTAA) provided they satisfy conditions such as non-applicability of the General Anti-Avoidance Rule (“GAAR”), read with Multilateral Instrument (MLI), between India and the country of tax residence of the shareholders, if such DTAA has beneficial provisions with respect to buyback consideration which are considered payable as dividend and shareholders fulfilled all requirements of DTAA. For this purpose, i.e., to avail the benefits under the DTAA read with MLI, non-resident shareholders will have to provide all the following documents:

•	Copy of the PAN card allotted by the Indian income tax authorities duly attested by the shareholders or details as prescribed under rule 37BC of the Income-tax Rules, 1962 in absence of PAN Card.

•	Copy of the Tax Residency Certificate for financial year 2025-2026 obtained from the revenue or tax authorities of the country of tax residence, duly attested by shareholders/authorized signatory

•

Electronic Form 10F as per notification no. 03/2022 dated July 16, 2022 issued by the Central Board of Direct Tax. Notification can be read under notification-notification-no-3-2022-systems.pdf (incometaxindia.gov.in). Form 10F can be obtained electronically through the e-filing portal of the income tax website at https://www.incometax.gov.in/iec/foportal.

•	Self-declaration by the shareholders of having no permanent establishment in India in accordance with the applicable tax treaty

•	Self-declaration of beneficial ownership by the non-resident shareholder

•	Self-declaration of fulfilling all conditions of tax treaty for been eligible to claim benefit of the tax treaty (DTAA) read with Multilateral Instrument (MLI).

•	Any other documents as prescribed under the IT Act for lower withholding of taxes, if applicable, duly attested by the shareholders

Kindly note that extending the benefit of tax treaty would depend on the documents submitted.

The aforementioned documents are required to be sent to the registered office of Infosys Limited at below address.

Infosys Limited

No. 44, Infosys Avenue,

Hosur Road, Electronics City,

Bengaluru,

Karnataka – 560100

Attention: Company Secretary

Subject: Infosys Buyback 2025 – Buyback Tax Documents

The Company will enable more options to facilitate shareholders to submit the aforementioned documents. The details of the same will be provided in the Letter of Offer.

Members are requested to visit https://www.infosys.com/investors/shareholder-services/buyback-2025.html for more instructions and information on this subject. No communication and documents would be accepted from members after last date of tendering of the offer. Shareholders may write to buyback.tax@infosys.com for any clarifications on this subject.

Shareholders with PAN can check their tax credit in Form 26AS from the e-filing account at https://www.incometax.gov.in/iec/foportal or “View Your Tax Credit” on https://www.tdscpc.gov.in.

15.	The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion:

a)

That immediately following the date of the board meeting held on September 11, 2025 and the date of the members’ resolution for approving the Buyback, being November 4, 2025, there will be no grounds on which the Company can be found unable to pay its debts.

b)

That as regards the Company’s prospects for the year immediately following the date of the board meeting held on September 11, 2025 as well as for the year immediately following the date of passing of the members’ resolution, being November 4, 2025, and having regard to the Board’s intentions with respect to the management of the Company’s business during that year and to the amount and character of the financial resources, which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the board meeting and also from the date of passing of the members’ resolution, being November 4, 2025.

c)

In forming its opinion aforesaid, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Act and the Insolvency and Bankruptcy Code, 2016, as amended.

16.	Report addressed to the Board by the Company’s Auditors on the permissible capital payment and the opinion formed by directors regarding insolvency:

The text of the Report dated September 11, 2025 received from Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

REF: IL/2025-26/29

AUDITOR’S REPORT

To,

The Board of Directors,

Infosys Limited

No. 44, Infosys Avenue,

Hosur Road, Electronics City,

Bengaluru,

Karnataka – 560100

Dear Sir/Madam,

Re: Statutory Auditor’s Report in respect of proposed buyback of equity shares by Infosys Limited (the “Company”) in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”)

1.	This Report is issued in accordance with the terms of our engagement letter dated July 10, 2025.

2.

The Board of Directors of the Company have approved a proposal for buyback of equity shares by the Company (subject to the approval of its shareholders) at its Meeting held on September 11, 2025 in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the “Act”) and the Buyback Regulations.

3.

We have been requested by the Management of the Company to provide a report on the accompanying “Statement of Permissible Capital Payment as at June 30, 2025” (‘Annexure A’) (hereinafter referred to as the “Statement”). This Statement has been prepared by the Management of the Company, which we have initialled for the purposes of identification only.

Management’s Responsibility

4.

The preparation of the Statement in accordance with Section 68(2)(c) of the Act, the Regulation 4(i) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor’s Responsibility:

5.	Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:

i.

we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone and consolidated financial statements as at and for the three months ended June 30, 2025;

ii.

the amount of permissible capital payment for the proposed buyback of equity shares as stated in Annexure A, has been properly determined considering the audited interim condensed standalone and consolidated financial statements as at and for the three months ended June 30, 2025 in accordance with Section 68(2)(b) and 68(2)(c) of the Act, Regulation 4(i) and Regulation 5(i)(b) of the Buyback Regulations; and

iii.

the Board of Directors of the Company, in their Meeting held on September 11, 2025 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent (in terms of the Companies Act, 2013 and/or the Insolvency and Bankruptcy Code 2016, each as amended) within a period of one year from the date of passing the board resolution dated September 11, 2025 as well as for a period of one year immediately following the date of passing of the shareholders’ resolution with regard to the proposed buyback.

6.

The interim condensed standalone and consolidated financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion vide our report dated July 23, 2025. We conducted our audit of the interim condensed standalone and consolidated financial statements in accordance with the Standards on Auditing specified under Section 143(10) of the Act and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India (“ICAI”). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

7.

We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes (Revised 2016), issued by the ICAI (the “Guidance Note”) and Standards of Auditing specified under Section 143(10) of the Act, in so far as applicable for the purpose of this certificate. The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.

8.

We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion

9.	Based on inquiries conducted and our examination as above, we report that:

i.

We have inquired into the state of affairs of the Company in relation to its audited interim condensed standalone and consolidated financial statements as at and for the three months ended June 30, 2025, which have been approved by the Board of Directors of the Company on July 23, 2025.

ii.

The amount of permissible capital payment towards the proposed buy back of equity shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with the provisions of Section 68 (2)(b) and Section 68 (2)(c) of the Act and Regulation 4(i) and Regulation 5(i)(b) of the Buyback Regulations. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone and consolidated financial statements of the Company as at and for the three months ended June 30, 2025.

iii.

The Board of Directors of the Company, at their meeting held on September 11, 2025 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent (in terms of the Companies Act, 2013 and/or the Insolvency and Bankruptcy Code 2016, each as amended) within a period of one year from the date of passing the Board Resolution dated September 11, 2025 as well as for a period of one year immediately following the date of passing of the shareholders’ resolution with regard to the proposed buyback.

Restriction on Use

10.

This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company as mentioned in paragraph 2 above, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for the special resolution, public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) and for providing to the Merchant Bankers (the “Managers”) in connection with the proposed buyback of equity shares of the Company for onward submission to relevant authorities in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, and may not be suitable for any other purpose. This report should not be used for any other purpose without our prior written consent. Accordingly, we do not accept or assume any liability or any duty of care for any other purpose or to any other person to whom this report is shown or into whose hands it may come without our prior consent in writing.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants (Firm’s Registration No. 117366W/W-100018)

Sd/-

Vikas Bagaria

Partner

Membership No. 060408

UDIN: 25060408BMOCJM1934

Place: Bengaluru

Date: September 11, 2025

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment (including premium) towards buyback of equity shares in accordance with Section 68(2)(b) and Section 68(2)(c) of the Companies Act, 2013, as amended (“the Act”), and Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”), based on audited interim condensed standalone and consolidated financial statements as at and for the three months ended June 30, 2025.

Particulars	Amount (₹ in crore) Standalone	Amount (₹ in crore) Consolidated
Paid up equity capital as at June 30, 2025 (A)	2,077	2,074
Free Reserves as at June 30, 2025:
- Retained earnings*	70,295	78,177
- Securities Premium	1,258	1,295
- General reserve	412	1,465
Total free reserves (B)	71,965	80,937
Total paid up equity capital and free reserves (A+B)	74,042	83,011
Maximum amount permissible for buyback under Section 68 of the Act and Regulation 4(i) of the Buyback Regulations, i.e., lower of 25% of the total paid up capital and free reserves of standalone and consolidated financial statements.	18,510

*	Excludes adjustments in accordance with section 2(43) of the Companies Act, 2013, aggregating Rs 277 Crore in standalone and Rs 326 Crore in consolidated retained earnings.

For and on behalf of Board of Directors of Infosys Limited Sd/-

Jayesh Sanghrajka

Chief Financial Officer

Date: September 11, 2025

17.	The Company does not have any outstanding debt from lenders. Accordingly, the Company is not required to obtain the prior consent of its lenders for breach of any covenant with such lenders.

18.	General obligations of the Company as per the provisions of the Buyback Regulations and the Act:

a)	All the equity shares for the Buyback are fully paid-up;

b)

Subject to applicable law, the Company shall not issue any shares or other specified securities including by way of bonus issue till the expiry of the Buyback Period, except in discharge of subsisting obligations through conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into equity shares. Relevant details and the potential impact of such subsisting obligations shall be disclosed in the public announcement;

c)	Subject to applicable law, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of subsisting obligations;

d)

The Company, as per the provisions of Section 68(8) of the Act, will not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) of the Act or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares;

e)

The special resolution approving the Buyback will be valid for a maximum period of one year from the date of passing of the said special resolution (or such extended period as may be permitted under the Act or the Buyback Regulations or by the appropriate authorities). The exact time table for the Buyback shall be decided by the Board (or its duly constituted committee) within the above time limits;

f)	The Equity Shares bought back by the Company will be compulsorily cancelled and will not be held for re-issuance;

g)

The Company shall not buyback its equity shares from any person through negotiated deal whether on or off the stock exchanges or through spot transactions or through any private arrangement in the implementation of the Buyback;

h)

The Company has not accepted any deposits either before or after the Companies Act, 2013. Further, there are no defaults subsisting in the redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any shareholder, or repayment of any term loans or interest payable thereon to any financial institution or banking companies;

i)	There is no pendency of any scheme of amalgamation or compromise or arrangement pursuant to the provisions of the Act, as on date;

j)	The Company shall earmark and make arrangements for adequate sources of funds for the purpose of the Buyback in accordance with the Buyback Regulations;

k)

As on date, the ratio of the aggregate of secured and unsecured debts owed by the Company is not and shall not be more than twice the paid-up share capital and free reserves based on lower of the audited interim condensed standalone or consolidated financial statements of the Company as on June 30, 2025;

l)	The buyback offer shall not be withdrawn once the public announcement is made; and

m)	The Company shall not buyback locked-in Equity Shares and non-transferable equity shares till the pendency of the lock-in or till the Equity Shares become transferable.

All the material documents referred to in this Postal Ballot Notice and Explanatory Statement such as the relevant Board resolution for the Buyback, the Auditors Report dated September 11, 2025 and the audited interim condensed financial statements of the Company as on June 30, 2025 are available for electronic inspection without any fee by the members up to the last date of e-voting. Members seeking to inspect such documents can send an email to investors@infosys.com. The audited interim condensed financial statements of the Company as on June 30, 2025, Postal Ballot Notice and Explanatory Statement, Memorandum and Articles of Association of the Company are also available on the Company’s website at https://www.infosys.com/investors/.

No director, key managerial personnel or their relatives are interested in or concerned with the resolution, except to the extent of their shareholding. The Board recommends the resolution set forth in Item no. 1 for approval of the Members.

As per the provisions of Section 68(2)(b) of the Act, since the Buyback is more than 10% of the total paid-up equity capital and free reserves of the Company, it is necessary to obtain the consent of the members of the Company by way of a special resolution. Accordingly, the Board recommends passing of the Special Resolution as set out in this Postal Ballot Notice.

Registered office:

Infosys Limited, Electronics City,

Hosur Road, Bengaluru 560 100, India

CIN: L85110KA1981PLC013115

Tel: +91 80-28520261

Email: investors@infosys.com

Website: www.infosys.com

Bengaluru

September 25, 2025

By order of the Board of Directors for Infosys Limited Sd/- A. G. S. Manikantha Company Secretary Membership No: A21918

//Certified true copy//

For Infosys Limited

A.G.S. Manikantha

Company Secretary

Membership No: A21918